EXHIBIT 99.1

Alvotech Announces a Change in its Executive Team

REYKJAVIK, Iceland, April 30, 2026 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO, the “Company”), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced that Tanya Zharov, General Counsel, has asked to step down after six years with the Company.

“I would like to thank Tanya for her important contribution to the growth of Alvotech over the past six years, preparing the Company for public listings in several jurisdictions and attracting international talent to work for Alvotech in Iceland. Together, we have built a world-class team that will lead the Company into the future,” said Róbert Wessman, Chairman of Alvotech.

“These past six years have been a wonderful adventure, as I was able to participate in the build-up phase of this great Company and in listing its shares in three different markets. At this juncture, I feel it is time to move on. I’m very happy to see Lisa Graver taking over the CEO role, thus joining my other wonderful colleagues in the executive team that have decided to relocate to Reykjavik. While I may have decided to step down, I will not be leaving just yet – and look forward to working on the hand-over while supporting the company for several months. My collaboration with Róbert and thus connection to Alvotech continues, as I will take on board responsibilities for Róbert’s holding companies, Aztiq and Flóki,” said Tanya Zharov.

FOR MORE INFORMATION
Media contacts
Benedikt Stefansson
Sarah MacLeod
alvotech.media@alvotech.com

Investor contacts
Dr. Balaji V Prasad (US)
Patrik Ling (SE)
Benedikt Stefansson (IS)
alvotech.ir@alvotech.com

About Alvotech
Alvotech is a biotechnology company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in biosimilars by delivering high-quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Five biosimilars are already approved and marketed in multiple global markets, including biosimilars to Humira® (adalimumab), Stelara® (ustekinumab), Simponi® (golimumab), Eylea® (aflibercept) and Prolia®/Xgeva® (denosumab). The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

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